UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Changes in Registrant’s Certifying Accountants

On May 15, 2025, Global Engine Group Holding Limited, a British Virgin Islands exempted company (the “Company”) appointed J&S Associate PLT (“J&S Associate”) as its independent registered public accounting firm for the fiscal year ending June 30, 2025, effective on the same date. The appointment has been approved by the audit committee of the Company’s board of directors. J&S Associate is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”). J&S Associate is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

J&S Associate succeeds Marcum Asia CPAs LLP (“Marcum Asia”), the Company’s previous independent registered public accounting firm. Marcum Asia was dismissed by the Company on May 9, 2025 and the dismissal was approved by the audit committee of the Company’s board of directors. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Marcum Asia on the Company’s consolidated financial statements for the fiscal years ended June 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the audit for the fiscal years ended June 30, 2024 and 2023 and the subsequent period through the dismissal date of May 9, 2025 there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such years, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 20241.

For the fiscal years ended June 30, 2024 and 2023, the subsequent interim period through the engagement of J&S Associate, neither the Company nor anyone acting on its behalf consulted with J&S Associate on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that J&S Associate concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided Marcum Asia with a copy of the disclosure it is making in this Current Report on Form 6-K and requested that Marcum Asia furnish a letter addressed to the Commission stating whether it agrees with such disclosure. A copy of Marcum Asia’s letter is filed hereto as Exhibit 99.1.

[1]	The material weaknesses identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; iv) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the Information Technology General Controls (“ITGCs”) on privileged access and system changes; and v) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Letter of Marcum Asia CPAs LLP, dated May 23, 2025, to the U.S. Securities and Exchange Commission.

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